SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.3)1

                              COLORADO MEDTECH INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                          118 E. 25TH STREET, 8TH FLOOR
                               NEW YORK, NY 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 14, 2001
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)

                            -----------------------

1         The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 2 of 13 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ACQUISITOR PLC
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          1,084,334
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     -0-
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     1,084,334
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,084,334
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      8.4%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      CO
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 3 of 13 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

                      J.O. Hambro Capital Management Group Limited
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     145,300
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     145,300
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      145,300
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      HC
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 4 of 13 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      J O Hambro Capital Management Limited
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     145,300
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     145,300
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      145,300
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IA
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 5 of 13 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      American Opportunity Trust plc
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     145,300
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     145,300
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      145,300
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IV
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 6 of 13 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Christopher Harwood Bernard Mills
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     1,229,634
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     1,229,634
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,229,634
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  / /
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.5%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 7 of 13 Pages
---------------------------------                 ------------------------------


                            STATEMENT ON SCHEDULE 13D


         The following constitutes Amendment No. 3 to the Schedule 13D (the "Schedule 13D") filed by Acquisitor plc and Amendment No. 2 to the Schedule 13D filed by J O Hambro Capital Management Group Limited (formerly known as J O Hambro Capital Management (Holdings) Limited) ("Group"), J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills (collectively, the "Hambro Entities"). Acquisitor and the Hambro Entities are collectively referred to as the "Filing Parties." Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is being amended in its entirety as follows:

         The aggregate purchase price of the 1,084,334 shares of Common Stock beneficially held by Acquisitor is $4,468,134. All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital.

         The aggregate purchase price of the 145,300 shares of Common Stock beneficially held by American Opportunity Trust is $617,872. All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital.

Item 4.  Purpose of Transaction
         ----------------------

Item 4 is being amended to add the following:

         On November 14, 2001, Acquisitor wrote a letter to Stephen K. Onody, the President and Chief Executive Officer of the Issuer, and all shareholders of the Issuer informing the recipients that Acquisitor would withhold its vote for management's nominees for its Board of Directors as those same nominees are, in Acquisitor's opinion, responsible for the Issuer's financial and operating problems. In addition, Acquisitor stated that it would vote against management's proposed incentive program since the program would not require the attainment of any objective performance criteria, but instead would leave the grant of shares under the plan to the discretion of a committee of the Board of Directors. A copy of the letter is filed as Exhibit (c) to this Schedule 13D and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such letter.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 8 of 13 Pages
---------------------------------                 ------------------------------

       Item 5.  Interest in Securities of the Issuer.
                ------------------------------------

         Items 5(a)-(c) are being amended in their entirety as follows:

         Items 5(a) and 5(b):

         The Filing Parties may be deemed to beneficially own an aggregate of 1,229,634 shares of Common Stock (which constitutes approximately 9.48% of the outstanding shares of Common Stock of the Issuer). The aggregate number and percentage of the outstanding shares of Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group associated with any of the Filing Parties for purposes of Section 13(d) of the Act is as follows:

                                                     Number/Percent* of             Number/Percent* of
                                                           Shares:                        Shares:
                               Aggregate Number of   Sole Power to Vote           Shared Power to Vote
         Filing Party                 Shares             and Dispose                   and Dispose
         ------------                 ------         ------------------           --------------------

Acquisitor                            1,084,334            1,084,334/8.36%                 0/0%
Group                                   145,300                0/ 0%                 145,300/1.12%
J O Hambro Capital Management           145,300                0/ 0%                 145,300/1.12%
American Opportunity Trust              145,300                0/ 0%                 145,300/1.12%
Christopher H. B. Mills               1,229,634                0/ 0%               1,219,634/9.48%

         * Based on 12,972,219 shares of Common Stock outstanding as of October 31, 2001, which is based on information reported in the Issuer's Quarterly
Report  on  Form  10-Q  for  the  quarter  ended  September  30,  2001.


         Item 5(c):

         In the past 60 days, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                            Buy or   No. of          Price
Date        Filing Party                    Sell     Shares          (US$)
---------   --------------------------      -----    ---------       --------

9/18/2001   Acquisitor                      Buy       1,500           2.70
10/1/2001   Acquisitor                      Buy      10,100           2.15

         All transactions were made through purchases in the open market.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Item 7 is amended to include the following:

         The following documents are filed herewith:

         (c) Letter dated November 14, 2001, from Acquisitor plc to the shareholders of the Issuer and Mr. Stephen K. Onody, President and Chief Executive Officer of the Issuer.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 9 of 13 Pages
---------------------------------                 ------------------------------



Dated:  November 14, 2001

                                      ACQUISITOR PLC


                                      By:  /s/ Duncan Soukup
                                           ---------------------------
                                      Name:  Duncan Soukup
                                      Title: Managing Director


                                      J O HAMBRO CAPITAL MANAGEMENT
                                      GROUP LIMITED


                                      By:  /s/ R.G. Barrett
                                           ---------------------------
                                      Name:  R.G. Barrett
                                      Title: Director


                                      J O HAMBRO CAPITAL MANAGEMENT
                                      LIMITED

                                      By: /s/ R.G. Barrett
                                          ----------------------------
                                      Name:  R.G. Barrett
                                      Title: Director


                                      AMERICAN OPPORTUNITY TRUST PLC

                                      By: J O Hambro Capital Management Limited,
                                          Its investment advisor


                                      By:  /s/ R.G. Barrett
                                           ---------------------------
                                      Name:  R.G. Barrett
                                      Title: Director


                                      By:  /s/ Christopher Mills
                                           ---------------------------
                                              CHRISTOPHER MILLS

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 10 of 13 Pages
---------------------------------                 ------------------------------


                                  Exhibit Index

         The following documents are filed herewith:

                                 Exhibit                              Page


         (a) Administration,  Management and Custody Management     Previously
Agreement dated  as of January 7, 1993 between J O Hambro Capital     filed
Management  (formerly named J O Hambro & Partners Limited) and
American Opportunity Trust.


         (b)  Joint  Filing  Agreement  dated  as of  February      Previously
20,  2001  among Group, J O Hambro Capital Management, American       filed
Opportunity Trust, Christopher Harwood Bernard Mills and
Acquisitor plc.


         (c) Letter dated November 14, 2001, from Acquisitor plc        11
to all the shareholders of the Issuer and Mr. Stephen K. Onody, President and Chief Executive Officer of the Issuer.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 11 of 13 Pages
---------------------------------                 ------------------------------

                                 Acquisitor plc
                                 190 The Strand
                                     London
                                    England
                                    WC2R 1JN

November 14, 2001

To:
The Shareholders of Colorado MEDtech, Inc.

Mr. Stephen K. Onody
Colorado MEDtech, Inc.
6175 Longbow Drive
Boulder, Colorado 80301

Gentlemen:

          Acquisitor plc ("Acquisitor") currently owns 1,084,334 of the Shares of Common Stock (the "Shares") of Colorado MEDtech, Inc. ("Colorado
     MEDtech" or the "Company"), or 8.36% of the outstanding Common Stock. Together with American Opportunity Trust plc, and its affiliates, we own an aggregate of 1,229,634 Shares, or 9.48% of the outstanding Common Stock.
     Combined, we are the Company's largest shareholder; accordingly, we have the greatest interest in the Company and the most to lose if the Company fares poorly.

          Since acquiring our substantial holdings in the Company, the Company's results have continually deteriorated and its stock price has collapsed. Now, at the Company's Annual Meeting, shareholders are being asked to re-elect a Board that, in our opinion, is responsible for the huge losses that the Company has registered over the past 4 quarters, including $1.85 million pre-tax in the recently reported first quarter of fiscal 2002. The Board's actions have resulted in many problems for Colorado MEDtech, including the following:

          - pre-tax losses totaling $7.46 million in the four fiscal quarters ending September 30, 2001;
          - the receipt by the Company of a warning letter from the Food and Drug Administration ("FDA") that resulted in a manufacturing hiatus of eight and a half months;
          - the loss of two of the Company's major customers, Hitachi Medical Corporation and Gen-Probe Incorporated;
          - the involvement of the Company in two lawsuits, one (for $15.5 million in damages) regarding breaches in an acquisition agreement, and the other ($15 million in damages) in connection with a development and manufacturing project;
          - four one-time accounting charges in fiscal 2001 aggregating in excess of $3.7 million, which in our experience is often the sign of a poorly-run business and give us concern that these repeated one time charges have become a way of life;
          - a $3.2 million inventory buildup in fiscal 2001 - not including a $3.1 million inventory write off - evidencing an inability to match supply with customer demand;
          - the hiring of three new members to senior management and other major personnel changes, including 38 more employees at the end of fiscal 2001 than at the end of the prior year when there appeared to have been a decision to decrease the employee headcount;
          - an inability to meet earnings estimates of the Company's analysts for three of the last four quarters of fiscal 2001;

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 12 of 13 Pages
---------------------------------                 ------------------------------

          - salary increases and option grants (the Company granted 1.1 million stock options in fiscal 2001) for the executive officers at a time when the Company is highly distressed and when performance does not warrant such action;
          - the failure of the Company to buy back Shares available under the Company's buy-back plan (which would increase value for all shareholders) at the same time that the Board caused the Company to loan management $1,000,000 to buy Shares; and
          - a decision by management not to offer to the Company's shareholders an opportunity to exchange Colorado MEDtech Shares for shares of HEI Inc. ("HEI"). Despite a 62% decline in HEI's shares (from $20 to $7.56), Colorado MEDtech shareholders would still be significantly better off today if they owned HEI stock. As of November 12, 2001, if Colorado MEDtech shareholders had accepted the HEI offer, assuming the issuance of 8.5 million shares of HEI, the fraction of an HEI share that they would have received would be worth $4.95 per share, equivalent to an 80% premium to the $2.75 at which Colorado MEDtech closed on November 12, 2001.

          In addition to the problems detailed above, the Proxy for the upcoming Annual Meeting discloses that during Fiscal 2001 five executive officers and directors failed to make timely filings, on a total of nine occasions, with respect to 16 transactions in the Company's stock and derivative securities required by Section 16(a) of the Securities Exchange Act of 1934. We do not believe that such a casual attitude towards United States securities laws is evidence of a public company properly supervised by its Board of Directors. This is, in our opinion, yet another indication of lax leadership and supervision by the Board of Directors of the Company.

          Despite the Company's poor performance in Fiscal 2001, in the Proxy for the upcoming Annual Meeting, the Board is proposing a new incentive program (the "Incentive Program") for the grant of one million Shares of Colorado MEDtech Common Stock. The proposed Incentive Program does not require the attainment of any objective performance criteria, but rather leaves the grant of Shares thereunder up to the discretion of a committee of the Board. We feel strongly that this Incentive Program will only serve to prolong the Company's problems of poor management. THEREFORE, WE WILL VOTE AGAINST THE INCENTIVE PROGRAM.

          During the past year Acquisitor has had numerous discussions with the Company regarding the Company's operations and the constitution of the Board. Now, however, not only is the Company continuing to lose money but we, the shareholders, are being asked to re-elect the same people who are responsible for the Company's downturn and self-dealing highlighted above. At a meeting held in New York City on October 8, 2001, Acquisitor suggested a gradual change in the Board, and suggested two nominees, namely, Duncan Soukup and Glen Lindemann, both with successful public company experience. Our reasonable proposal to elect two members to an expanded nine member Board fell on deaf ears and we now find ourselves forced to take whatever steps we deem necessary to protect our investment from further loss.

          Acquisitor believes that Colorado MEDtech's problems stem from the Board of Directors' failure to properly supervise and direct senior management. Because there are no alternative candidates nominated to run at the Annual Meeting, the current directors will be re-elected. However, for the aforementioned reasons, we cannot lend our support to the current candidates. THEREFORE, WE WILL WITHHOLD OUR VOTES FOR THE COMPANY'S NOMINEES.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 13 of 13 Pages
---------------------------------                 ------------------------------

        Sincerely,

        /s/ Duncan Soukup

        Duncan Soukup
        Managing Director
        Acquisitor plc


        cc:     Christopher Mills
                Anthony J. Dimun
                Robert L. Sullivan
                Clifford W. Mezey
                John E. Wolfe
                Ira M. Langenthal, Ph.D.
                John P. Jenkins